SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 6 2009
DIVISION OF MARKET REGULATION

Form G-FIN

[redacted]

09042661

FR G-FIN
OMB No. 7100-0224
Average hours per response: 1.0
Approval expires April 30, 2010

OFFICIAL USE
11-383

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☒ Amendment

4. A. Full name of the financial institution:

   Bank of the West

   B. Address of principal office of financial institution:

   180 Montgomery Street, San Francisco, CA 94104

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   1450 Treat Blvd., Walnut Creek, CA 94596

   D. Mailing address if different from (B) or (C):

   Same as above 4 (c)

   E. Name, title and telephone number of contact person with respect to this notice:

   Name: Amy Chan
   Title: Perm & Control
   Telephone: 925-942-8409

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

   Capital Markets
   300 S. Grand Ave
   LA, CA 90071

   Disaster Recovery Location - 2655 Stanwell Drive, Concord, CA 94520

FR G-FIN
OMB No. 7100-0224
Approval expires April 30, 2010

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

*** See Attached Document ***

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Taná		Girton	SVP & Treasurer

[signature]
Manual Signature

9/23/09
Date

G-FIN *(attachment)*

Full Name

<u>Last</u>	<u>First</u>	<u>Middle</u>	<u>Title</u>
Girton	Tani	R.	Treasurer
McMullen	Kenneth	C.	Assistant Treasurer
Stead	Michael	J.	Director of Capital Markets
Jogal	Amit	A.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Goodeill	William	M.	Treasury Operations Manager
Nicolau	Miguel	A.	Treasury Operations Manager
Oh	Noeline	T.	Treasury Operations Supervisor
Banderas	Claudia	M.	Treasury Operations Supervisor
Moffat	Christopher	A.	FX Operations Manager